EXHIBIT 99.1

Loncor Resources Inc.

Press Release

Loncor Receives Award of Excellence From Regional Government,
Orientale Province, D.R. Congo

Toronto, Canada –May5,2011 -Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN"/NYSE-AMEX: "LON") is pleased to announce that it has won the Award of Excellence from the Government of Orientale Provincein northeastern Democratic Republic of the Congo (the "DRC").Loncor was voted “Best Company in the Province” among candidates from all industry sectors based on reports from several provincial Government Departments including health, environment, education, employment, infrastructure, technology transfer, and security. The selection was made by Provincial Members of Parliament, the Governor’s Office and the Chamber of Commerce. Loncor is the first and only mining company to win this annual award, which was established in 2007 to encourage the growth of socially responsible business in the Province.

At the award ceremony that was held in Kisangani on April 30, 2011, eight chiefdoms were also represented from the Ngayu project area and they commended Loncor as a model which other mining companies in the Province should follow and pledged continued support from their communities. The Provincial Minister of Mines and the Vice Governor also commended Loncor on its activities in the Province. In response, Loncor’s General Manager  FabriceMatheys thanked the Provincial authorities for the Award of Excellence and pledged continuing cooperation with the Provincial authorities

Commenting on Loncor’s award, Peter Cowley, President and CEO of the Company, said: "We are honoured to be given this Excellence Award for our exploration activities in our Ngayuproject area. From the onset we have had excellent relations with the Provincial authorities and local communities where we operate and it is pleasing to know that this is appreciated by all concerned”.

The Loncor Foundation, a registered charity in the DRC funded by the Company,was established in 2009 to manage programs in Orientale and North Kivu provinces with the goal of improving the quality of life and opportunities for communities near the Company's exploration projects. The Loncor Foundation focuses primarily on health and education projects and undertakes projects recommended by local community leaders. Projects completed to date include a new primary school, the rehabilitation of a community hospital and support for a community electrification project. The Foundation is currently constructing a new medical clinic, among other ongoing initiatives.

Loncor is a gold exploration company with two projects in the DRC: the NgayuandNorth Kivu projects. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Tomas D. Sipos, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.